DiDi Global Inc.

No. 1 Block B, Shangdong Digital Valley

No. 8 Dongbeiwang West Road

Haidian District, Beijing

People’s Republic of China

January 20, 2023

VIA EDGAR

Ms. Mara Ransom

Mr. Donald Field

Mr. Joel Parker

Mr. Scott Stringer

Division of Corporate Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DiDi Global Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on May 2, 2022 (File No. 001-40541)

Dear Ms. Ransom, Mr. Field, Mr. Parker and Mr. Stringer,

The Company has received the letter dated December 22, 2022 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”), and has previously submitted a letter on January 6, 2023 to the Staff to request an extension to the deadline for responding to the Comment Letter to January 23, 2023.

The Company respectfully requests a further extension of the deadline for responding to the Comment Letter due to the additional time required to gather sufficient information and prepare thorough responses. The Company will provide its response to the Comment Letter via EDGAR as soon as possible prior to February 13, 2023.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Will Wei Cheng
Will Wei Cheng
Chief Executive Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP